January 18, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: KEEMO Fashion Group Ltd.

Registration Statement on Form S-1

Filed October 21, 2022

File No. 333-267967

To the men and women of the SEC:

On behalf of KEEMO Fashion Group Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 17, 2022 addressed verbally to Ms. Liu Lu, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on October 21, 2022.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The financial statements and related disclosures have also been updated so they are not stale.

SEC Comment(s) Analysis

Registration Statement on Form S-1

Prospectus Cover Page, page i

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Nevada company with operations conducted in China and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Company Response:

We have added additional disclosure to the preliminary prospectus and page 1 accordingly. We have added clarifying risk factors throughout the Risk Factor section beginning on page 4.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Company Response:

We have amended the prospectus cover page, as well as the Prospectus Summary on page 1, accordingly.

3. Discuss whether there are limitations on your ability to transfer cash between you and your investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Company Response:

We have amended the prospectus cover page, as well as the Prospectus Summary on page 1, accordingly.

4. To the extent you have cash management policies that dictate how funds are transferred between you and your investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Company Response:

The Company does not have any cash management policies which dictate how funds are transferred between the Company and investors.

Prospectus Summary, page 1

5. Please revise to add a summary of risk factors, and disclose in the summary of risk factors the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response:

We have revised the Prospectus Summary accordingly.

6. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you relied on an opinion of counsel, then counsel should be named and a consent of counsel filed as an exhibit.

Company Response:

We have amended page 1 accordingly.

7. Describe any restrictions on foreign exchange and your ability to transfer cash across borders and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company to U.S. investors.

Company Response:

Please see our response to Comment 3.

8. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Company Response:

Please see our response to Comment 2.

Risk Factors, page 4

9. Include a risk factor alerting investors that as a company with a reporting obligation under Section 15(d) of the Exchange Act, you will not be subject to the proxy rules, Section 16 of the Exchange Act and certain of the tender offer rules. Please make similar revisions to the disclosure under “Reports to Security Holders” on page 23, and specify that you will file annual, quarterly and other required Exchange Act reports.

Company Response:

We have amended a risk factor on page 8 accordingly, and we have amended the “Reports to Security Holders” section on page 23.

10. Please expand your risk factors to discuss the Holding Foreign Companies Accountable Act and related risks. Additionally, please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Company Response:

We have added a risk factor on page 4.

11. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response:

We have added a risk factor on page 5.

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Company Response:

We have added a risk factor on page 6.

13. We note your risk factor indicating that inflation could affect your operational costs, labor costs and inventory costs, and profits. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Company Response:

We have revised the risk factor on page 4 accordingly.

14. We note your disclosure on page 5 that "[our] clients may not be satisfied with the seminar services we intend to offer." Please describe these seminar services when discussing your business operations throughout the prospectus.

Company Response:

The language on page 5 was a clerical error and has been amended accordingly.

15. It appears that your auditor indicated that there is a substantial doubt about your ability to continue as a going concern. Please add a risk factor that addresses the risks associated with the going concern expressed by your independent registered public accounting firm.

Company Response:

We have added a risk factor on page 9.

Description of Business, page 16

16. Please revise here and elsewhere that you discuss your business to clearly state that you have used only one supplier, YueShun Supply Co., Ltd. and have only two customers. Please tell us whether the supplier or either customer is an affiliate, or otherwise has relationships or financial connections with Keemo Fashion Group or Ms. Liu Lu. If so, please disclose the nature of the affiliation and include the disclosure required by Item 404 of Regulation S-K. Please also indicate whether the supplier and customers are located in China.

Company Response:

We have added the following disclosure on the Preliminary Prospectus, and pages 1 and 17: “To date we purchase inventory from one supplier, YueShun Supply Co., Ltd., and we have sold products to only two customers. Neither YueShun Supply Co., Ltd., nor our two customers, are related parties to the Company or its sole officer and director.”

Determination of Offering Price, page 18

17. We note your disclosure here that the offering price was arbitrarily determined. We also note your contradicting disclosure in the Risk Factors section that the offering price will be determined through negotiations between you and the representatives of the underwriters. Please reconcile the disclosure to clearly state how the offering price was or will be determined.

Company Response:

Statements to the effect that our offering price will be determined through negotiations between us and representatives of the underwriters were clerical errors and have been amended accordingly on page 8 and page 9.

Use of Proceeds, page 18

18. You state that as of July 31, 2022, your sole officer/director Ms. Liu Lu advanced the company a total of $27,758. Please clarify whether you intend to use a portion of the net proceeds to repay the loans; and, where applicable, please revise to discuss the material terms of the loan and file related agreements as exhibits to the registration statement. Refer to Instruction 4 of Item 504 of Regulation S-K and Item 601(b)(10).

Company Response:

We have amended on page 18 and 27 accordingly. There are no formal loan agreements to include.

Description of Facilities, page 23

19. We note your disclosure on page 23 that your operations will be conducted from home office space of your management at no cost to the company. Please revise your disclosure to describe the general character of your principal executive office. See Item 102 of Regulation S-K. Please also disclose if there is an agreement in place with management to provide the office space free of charge, and how long this agreement will last. If there is not an agreement in place, please disclose this and state that management is free to discontinue providing the office space gratuitously at any time and without notice.

Company Response:

We have revised the Description of Facilities section accordingly.

Interests of Named Experts and Counsel, page 23

20. We note your disclosure on page 23 regarding counsel. Please confirm that counsel has an interest in the transaction as described in Item 509 of Regulation S-K and, if so, provide the disclosure required by that Item. Alternatively, please move the disclosure regarding the validity of shares to a separate Legal Matters section. Please also reconcile the law firm here with the legality opinion filed as Exhibit 5.1.

Company Response:

The information previously contained in the section titled “Interests of Named Experts and Counsel” was in error. This clerical error has been corrected and the section is now accurate and complete. Carl Ranno has no affiliation, or association, with the Issuer in any capacity.

Security Ownership of Certain Beneficial Owners and Management, page 27

21. Please provide the address of your shareholder. Refer to Item 403 of Regulation S-K.

Company Response:

We have amended page 27 accordingly.

Exhibits to Registration Statement, page 29

22. Please file as an exhibit a specimen stock certificate and any other instruments defining the rights of shareholders. Refer to Item 601(b)(4) of Regulation S-K.

Company Response:

We have not added a specimen stock certificate or any other instrument, as the Company is of the belief that the rights of shareholders are defined in the bylaws.

General

23. We note that your principal office and sole officer and director are located in the People's Republic of China. Please include a separate "Enforceability" section identifying your sole officer and director and disclose whether or not investors may bring actions under the civil liability provisions of the U.S. Federal securities laws against the sole officer and director, and whether investors may enforce these civil liability provisions when the assets of the issuer or officer or director are located outside of the United States. Ensure your disclosure addresses the ability to effect service of process, to enforce judgments obtained in U.S. courts against foreign persons, the ability to enforce in foreign courts judgments of U.S. courts, and the investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against the officer or director based upon the U.S. Federal securities laws. Please add a related risk factor addressing the challenges of bringing actions and enforcing judgment/liabilities against such individuals.

Company Response:

We have amended page 5 and page 17 accordingly.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 18, 2023

/s/ Liu Lu

Liu Lu

Chief Executive Officer